FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

1.- Summary of General Ordinary and Extraordinary Shareholder Meeting

2.- List of members of the Board of Directors,
the supervisory committee and the external auditor

SUMMARY OF Banco BBVA Argentina S.A. (“BBVA ARGENTINA”) ANNUAL GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD, ON FIRST CALL, ON APRIL 29, 2022.

Banco BBVA Argentina S.A.ʼ President, María Isabel Goiri Lartitegui, called the Meeting to order at 10.10 a.m., on April 29, 2022, assumed the chairmanship of the Meeting and stated that it shall be held in a mixed form, allowing participation in person, at Avenida Córdoba 111, 21th. Floor, Autonomous City of Buenos Aires, which is not its registered office, and at a distance in accordance with Section 22 of the Corporate By-Laws and the Argentine Securities and Exchange Commission (Comisión Nacional de Valores or CNV) General Resolution 830/2020, as applicable. The Chairman informed the Shareholders that, in compliance with such resolution, the recording of such Meeting was in progress in the form of a digital file.

Mr. Eduardo González Correas informs that the following Shareholders attended in person: (i) Juan Patricio Duggan, representing the shareholders Banco Bilbao Vizcaya Argentaria S.A. and Corporación General Financiera S.A.; (ii) Gotardo César Pedemonte, representing the shareholder BBV América S.L.; and (iii) Francisco Antonio De Bella.

The following Shareholders, who attend remotely, were identified: (i) María Gabriela Grigioni, DNI 16,623,571 in the name and on behalf of The Bank of New York Mellon, who expressed that her location was in San Pedro, Province of Buenos Aires. Mrs. Grigioni informed to the Meeting, that, in accordance with section 9, 11 and 12, Chapter II, Title II of the Comisión Nacional de Valores Rules, O.T. 2013, The Bank of New York Mellon acts sole and exclusively as Depository of the ADR Program, under the Deposit Agreement entered into with Banco BBVA Argentina S.A. on December 1, 1993, as amended on August, 12, 1997 and May 28, 2013 and therefore she will cast the votes in divergent form. Likewise, she informed that pursuant to section 13 of such rules, the Depository has delivered, in the Secretaryʼs Office, a copy of the registry of voting instructions, and (ii) Gabriela Gisele Boichuca, for and on behalf of the shareholder ANSES FGS Law 26,425, who states that she is in the City of Buenos Aires.

As it was previously informed, 6 shareholders attended the Meeting, 1 of them attended personally and 5 of them represented by their proxies, with a holding of 548,749,590 book-entry, ordinary shares of one vote per share and a principal amount of one peso, par value each, which represents the same principal amount of Argentine pesos, an attendance of 89,56 % of the capital stock of Argentine pesos 612,710,079, so the quorum required by the General Companies Law and the Corporate By-Laws is formed.

Mr. Pablo Gustavo Salina, participated and attended on behalf of Bolsas y Mercados Argentinos S.A. and Lucía Belén Soutullo, attended on behalf of the Comisión Nacional de Valores.

Consequently, having complied with all of the legal and statutory requirements, the Chairman declared the Annual General Ordinary and Extraordinary Shareholders Meeting corresponding to the fiscal year 2021 officially open and the items provided for in the Agenda were considered, the voting of which originated the results informed below.

1°) Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice President of the Board.

The majority of attending votes approved the appointment of Banco Bilbao Vizcaya Argentaria S.A. and BBV América S.L. proxies to prepare and sign the minutes together with the Board of Directors First Vice-president, Mr. Jorge Delfín Luna, considering the impossibility that the President of the Company signs the minutes because of his residence abroad.

The counting of votes showed the figures mentioned below:

Positive votes: 548,449,347

Negative votes: 15,804

Abstentions: 284,439

2°) Consideration of the Integrated Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 147, ended on December 31, 2021.

The Integrated Report, Financial Statements, supplementary information and other accounting information, Report of the Supervisory Committee and Auditor Reports related to corporate Fiscal Year No. 147, ended on December 31, 2021 were approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 548,478,876

Negative votes: 11,028

Abstentions: 259,686

3°) Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, corresponding to the Fiscal Year 147 ended December 31, 2021.

The managements of the Board of Directors, General Manager and the Supervisory Committee during fiscal year 2021 were approved by the majority of attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 548,478,876

Negative votes: 18,156

Abstentions: 255,057

4°) Consideration of the results of the corporate Fiscal Year N° 147, ended on December 31 2021. Treatment of the Retained Results as of December 31, 2021, in the amount of AR$ 19,670,668,503.87. It is proposed to apply: a) AR$ 3,934,133,700.77 to Legal Reserve; and b) AR$ 15,736,534,803.10 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.

The following was approved by the majority of the votes attending the Meeting: (a) the result of the fiscal year, that amounts to AR$ 21,183,361,237.30; (b) that the retained results as of December 31, 2021 in the amount of AR$ 19,670,668,503.87 shall be applied: (i) AR$ 3,934,133,700.77 to Legal Reserve; and (ii) AR$ 15,736,534,803.10 to voluntary reserve for future distribution of results, in accordance with the Ordered Text of the Argentine Central Bank Rules.

The counting of votes showed the figures mentioned below:

Positive votes: 548,376,099

Negative votes: 127,236

Abstentions: 246,255

5°) Regarding the dividend approved by the General Ordinary and Extraordinary Shareholders Meetings dated May 15, 2020 and April 20, 2021, in Item 6 of their respective agendas and approved by the General Extraordinary Shareholders Meetings dated November 20, 2020 and November 3, 2021, in Items 3 and 2 of their respective agendas, consideration that it be made available to shareholders not only in cash as decided at those Meetings, but also, only at the request of non-resident shareholders, in securities. Delegation to the Board of the powers to determine the timing, manner, terms, securities to be delivered (if applicable) and other terms and conditions of payment of dividends to shareholders.

It was approved by a majority of the attending votes that, in relation to the dividend approved by the Meetings mentioned in this item of the agenda: a) subject to the procedure to be informed in due course in the payment notice, the payment of the dividend to non-resident shareholders be made with marketable securities, all in accordance with the regulations in force. Notwithstanding the foregoing, it was approved to grant them the option to express their opposition, informing their decision to receive it in Argentine pesos, through a procedure to be informed in due time; b) for the purposes of the authorization request to be made to the Argentine Central Bank, to estimate 20% of the profits in the amount of AR$ 13,165,209,000 (thirteen billion one hundred sixty-five million two hundred nine thousand Argentine Pesos), under the Argentine Central Bank Rules; and the Board of Directors be delegated the authority to determine, once the Argentine Central Bank's authorization has been obtained, the timing, method, terms, securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders, as well as to designate authorized persons to make the necessary filings with the corresponding agencies.

The counting of votes showed the figures mentioned below:

Positive votes: 505,179,713

Negative votes: 127,131

Abstentions: 43,442,746

6°) CONSIDERATION OF THE BOARD REMUNERATION CORRESPONDING TO THE FISCAL YEAR 147, ENDED ON DECEMBER 31, 2020.

The following issues were approved by the majority of the attending votes: a) the fees and remunerations received by the Directors during the fiscal year 147 ended on December 31, 2021 in the amount of AR$ 47,411,509.78; and b) Mr. Gustavo Adolfo Mazzolini Casas’s waiver of his fees.

The counting of votes showed the figures mentioned below:

Positive votes: 548,077,779

Negative votes: 260,028

Abstentions: 411,783

7°) CONSIDERATION OF THE SUPERVISORY COMMITTEE REMUNERATION CORRESPONDING TO THE FISCAL YEAR 147, ENDED ON DECEMBER 31, 2021.

The fees received by the members of the Supervisory Committee for fiscal year No. 147 ended December 31, 2021 for up to AR$ 3,828,590, or such greater amount as may arise from the Company's accounting records and is reported at the Meeting by a member of the Board of Directors or the Company's Management, were approved by a majority of the attending votes.

The counting of votes showed the figures mentioned below:

Positive votes: 548,075,016

Negative votes: 270,870

Abstentions: 403,704

8°) DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS.

It was approved by the majority of votes attending the Meeting that the final composition of the Board of Directors in seven Directors and three Alternate Directors be maintained.

The counting of votes showed the figures mentioned below:

Positive votes: 499,306,616

Negative votes: 4,299,504

Abstentions: 45,143,470

9°) ELECTION OF DIRECTORS, AS APPROPRIATE, DEPENDING ON WHAT IS RESOLVED IN RESPECT OF THE PRECEDING POINT. AUTHORIZATION FOR CARRYING OUT THE PROCEEDINGS AND FILINGS AND REGISTRATION OF THE ADOPTED RESOLUTIONS.

Furthermore, the following issues were approved by the majority of attending votes:

(a) the certification that the members of the Board of Directors are not included in the disqualifications set forth in the Financial Institutions Law be carried out and that they maintain the conditions of legal ability, suitability, competence, probity, experience in the financial activity and possibility of functional dedication, which were evaluated by the Argentine Central Bank at the time of issuing the corresponding authorization to perform in their respective positions, required according to the recommendation of the Appointment and Remuneration Committee.

(b) Mr. Lorenzo De Cristóbal De Nicolás, who will complete the term of office of Mrs. María Isabel Goiri Lartitegui until December 31, 2023, be elected as Regular Director. He has the status of non-independent for both local and foreign regulations;

(c) Mr. Gustavo Alberto Mazzolini Casas be ratified as Regular Director, who will complete the term of office of Ms. Nuria Alonso Jiménez, until December 31, 2022. He is a non-independent director for both local and foreign regulations;

(d) Mr. Gustavo Fabián Alonso be elected as Alternate Director, with a term of office until December 31, 2024, who has the status of non-independent for both local and foreign regulations;

(e) these individuals be re-elected as Alternate Directors: (i) Mr. Gabriel Alberto Chaufán, with a term of office until December 31, 2024, who has the status of non-independent for both local and foreign regulations; and (ii) Mr. Javier Pérez Cardete, with a term of office until December 31, 2024, who has the status of independent for both local and foreign regulations; and

(f) any of the Company's Directors be authorized, with the broadest powers, to notarize and/or carry out any necessary and/or convenient act in order to implement and submit the resolutions approved by the Meeting before the Comisión Nacional de Valores and proceed to the registration with the corresponding Public Registry in charge of the Inspección General de Justicia (the authority in charge of companies registrations).

The counting of votes showed the figures mentioned below:

Positive votes: 499,195,955

Negative votes: 4,231,353

Abstentions: 45,322,282

10°) ELECTION OF THREE REGULAR MEMBERS AND THREE ALTERNATE MEMBERS TO INTEGRATE THE SUPERVISORY COMMITTEE DURING THE CURRENT FISCAL YEAR.

The shareholder, Banco Bilbao Vizcaya Argentaria S.A., submitted the following proposal to form the Supervisory Committee for the fiscal year 2022:

(a) the appointment of the following attorneys as Regular Statutory Auditors: Alejandro Mosquera, Gonzalo José Vidal Devoto and Vanesa Claudia Rodríguez;

(b) the appointment of the following attorneys as Alternate Statutory Auditors: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano;

(c) that in all cases the appointment be made for one fiscal year, i.e. until December 31, 2022;

(d) to state for the record that all the proposed candidates have the status of independent according to the provisions of the Comisión Nacional de Valores Rules; and

(e) authorize the Statutory Auditors to participate in the supervisory committee of other companies under the terms of Sections 298 and 273 of the General Companies Law, notwithstanding the foregoing; they must maintain the strict level of confidentiality that corresponds to the corporate purpose of the Company.

The shareholder ANSES FGS, Law 26,425, proposed the candidates indicated by Sindicatura General de la Nación (SIGEN) in accordance with the powers conferred by Section 114, Law 24,580, Enrique Alfredo Fila, Accountant, as Regular Statutory Auditor and Jorge Roberto Pardo, Accountant, as Alternate Statutory Auditor, also informing that the candidates are independent to hold office pursuant to the provisions of Articles 12 and 13 of Section III, Chapter III, Title II of the Comisión Nacional de Valores Rules.

The proposal of the shareholder Banco Bilbao Vizcaya Argentaria S.A. was approved by majority, as follows:

Positive votes: 503,041,340

Negative votes: 43,632,655

Abstentions: 2,075,595

11°) REMUNERATION OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR FISCAL YEAR 147, ENDED ON 31 DECEMBER 2021.

The majority of votes attending the Meeting approved the remuneration of the certifying accountant for the quarterly and annual Financial Statements corresponding to the fiscal year N° 147 ended December 31, 2021 in the amount of AR$ 189,291,737.20 plus VAT.

The counting of votes showed the figures mentioned below:

Positive votes: 548,308,461

Negative votes: 31,785

Abstentions: 409,344

12°) APPOINTMENT OF THE ACCOUNTANT GIVING HIS OPINION CORRESPONDING TO THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR 2022.

The majority of votes attending the Meeting approved the appointment as Auditor for the financial statements corresponding to the fiscal year which began on January 1, 2022 and will end on December 31, 2022 to the firm Pistrelli, Henry Martin y Asociados S.R.L. in particular the following partners Javier José Huici, as Regular External Auditor and Germán Enrique Cantalupi as Alternate External Auditors.

The counting of votes showed the figures mentioned below:

Positive votes: 548,393,145

Negative votes: 39,708

Abstentions: 316,737

13°) ALLOCATION OF THE BUDGET TO THE AUDIT COMMITTEE UNDER THE CAPITAL MARKETS LAW NO. 26,831 TO HIRE PROFESSIONAL ADVICE.

The allocation of a budget of AR$ 2,989,324.81 to the Audit Committee was approved by the majority of votes attending the Meeting.

The counting of votes showed the figures mentioned below:

Positive votes: 548,187,777

Negative votes: 143,580

Abstentions: 418,233

Mr. Gonzalo José Vidal Devoto, representing the Supervisory Committee left on records that said Committee had exercised its powers during all the instances of the Meeting and said committee had supervised due compliance with the legal, ruling and bylaws dispositions, with special observance of the minimum safeguards provided for in the Comisión Nacional de Valores General Resolution 830/2020. Without limitation of the foregoing, they verified that the Shareholders mentioned at the beginning of the Meeting were effectively connected and participated in this video conference, which was held regularly in all aspects.

There being no further issues to be dealt with, this Meeting was adjourned at 11 p.m.

BANCO BBVA ARGENTINA S.A.

PURSUANT TO THE SHAREHOLDERS MEETING HELD ON APRIL 29, 2022, the payroll of members of the Board of DirectoRs, the supervisory committee and the external auditor IS INCLUDED BELOW.

1)   members of the Board of Directors, RENEWAL OF MANDATES

Alternate Directors	Expiration Date
Gabriel Alberto Chaufán	December 31, 2024
Javier Pérez Cardete	December 31, 2024

2) NEW MEMBERS OF THE BOARD OF DIRECTORS MANDATES

Regular Director	Expiration Date
Lorenzo De Cristóbal De Nicolás	December 31, 2023

Alternate Director	Expiration Date
Gustavo Fabián Alonso	December 31, 2024

3) MEMBERS OF THE BOARD OF DIRECTORS CONFIRMATION

Regular Director	Expiration Date
Gustavo Alberto Mazzolini Casas	December 31, 2022

4) LIST OF MEMBERS OF THE BOARD OF DIRECTORS

Offices	Directors	Expiration Date
President	Lorenzo De Cristóbal De Nicolás (2)	December 31, 2023
First Vice-president	Jorge Delfín Luna (2)	December 31, 2022
Second Vice-president	Alfredo Castillo Triguero (1)	December 31, 2022
Director	Gustavo Alberto Mazzolini Casas (2)	December 31, 2022
Director	Gabriel Eugenio Milstein (2)	December 31, 2023
Director	Ernesto Mario San Gil (1)	December 31, 2023
Director	Adriana María Fernández de Melero (1)	December 31, 2022
Alternate Director	Gustavo Fabián Alonso (2)	December 31, 2024
Alternate Director	Gabriel Alberto Chaufán (2)	December 31, 2024
Alternate Director	Javier Pérez Cardete (1)	December 31, 2024

(1)	Independent Director
(2)	Non-independent Director

5) LIST OF MEMBERS THE SUPERVISORY COMMITTEE

Regular Statutory Auditor	Alejandro Mosquera
Regular Statutory Auditor	Gonzalo José Vidal Devoto
Regular Statutory Auditor	Vanesa Claudia Rodríguez

Alternate Statutory Auditor	Julieta Paula Pariso
Alternate Statutory Auditor	Lorena Claudia Yansenson
Alternate Statutory Auditor	Daniel Oscar Celentano

Expiration of office: December 31, 2022.

6) EXTERNAL AUDITOR

The firm Pistrelli, Henry Martin y Asociados S.R.L. was appointed as external auditor for the fiscal year ending December 31, 2022, in the person of one of its partners, Javier José Huici, Accountant, as Regular External Auditor and Germán Enrique Cantalupi, Accountant, as Alternate External Auditor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: May 2nd, 2022

By: /s/ Ernesto Gallardo

Name: Ernesto Gallardo

Title: Chief Financial Officer